EXHIBIT 99.11

NEWS RELEASE DATED MARCH 8, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	March 8, 2010

TASMAN ANNOUNCES $3 MILLION PRIVATE PLACEMENT

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, is pleased to announce that further to a price reservation filed with the TSX Venture Exchange on March 4, 2010, the Company has arranged a non-brokered private placement of up to 5,000,000 units, at a price of $0.60 per unit, to raise up to CAD $3,000,000.  Each unit comprises one common share and one-half of a share purchase warrant. Each full warrant will entitle the holder to purchase an additional common share of the Company for a period of two years from closing at a price of $0.80 per share in the first year and $1.00 in the second. A finder’s fee will be payable in connection with this financing.  The proceeds of this financing will be used for exploration on the Company’s resource properties and for general working capital.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN